Exhibit 99.1

Press Release
Descartes Announces Fiscal 2025 Third Quarter Financial Results
Record Revenues as Global Logistics Network Expands
WATERLOO, Ontario and ATLANTA, Georgia, December 3, 2024 (GLOBE NEWSWIRE) – The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2025 third quarter (Q3FY25). All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“Our business has grown organically while we've added complementary solutions to our Global Logistics Network by way of acquisition,” said Edward J. Ryan, Descartes’ CEO. “We listen to our customers about where best to invest to help them meet the many logistics and supply chain challenges they're facing, which contributed to us completing two acquisitions this past quarter. The global trade landscape remains highly uncertain and complex for our customers, especially with potential upcoming changes to tariffs and sanctions and the resulting impact on trade. As always, our goal is to help our customers manage this complexity so that they can continue to focus on their core businesses.”

Q3FY25 Financial Results
As described in more detail below, key financial highlights for Descartes’ Q3FY25 included:
•	Revenues of $168.8 million, up 17% from $144.7 million in the third quarter of fiscal 2024 (Q3FY24) and up 3% from $163.4 million in the previous quarter (Q2FY25);
•
Revenues were comprised of services revenues of $149.7 million (89% of total revenues), professional services and other revenues of $15.6 million (9% of total revenues) and license revenues of $3.5 million (2% of total revenues). Services revenues were up 15% from $130.4 million in Q3FY24 and up 2% from $146.2 million in Q2FY25;

•
Cash provided by operating activities of $60.1 million, up 7% from $56.1 million in Q3FY24 and up 73% from $34.7 million in Q2FY25. Cash provided by operating activities was negatively impacted in Q2FY25 by the payment of $25.0 million in contingent acquisition consideration for previously completed deals, which was not accrued for at the time of acquisition;

•	Income from operations of $45.8 million, up 41% from $32.4 million in Q3FY24 and down from $45.9 million in Q2FY25;
•	Net income of $36.6 million, up 38% from $26.6 million in Q3FY24 and up 5% from $34.7 million in Q2FY25. Net income as a percentage of revenue was 22%, compared to 18% in Q3FY24 and 21% in Q2FY25;
•	Earnings per share on a diluted basis of $0.42, up 35% from $0.31 in Q3FY24 and up 5% from $0.40 in Q2FY25, respectively; and
•
Adjusted EBITDA of $72.1 million, up 14% from $63.5 million in Q3FY24 and up 2% from $70.6 million in Q2FY25. Adjusted EBITDA as a percentage of revenues was 43%, compared to 44% and 43% in Q3FY24 and Q2FY25, respectively.

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges, acquisition-related expenses, and contingent consideration incurred due to better-than-expected performance from acquisitions). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q3 FY25	Q2 FY25	Q1 FY25	Q4 FY24	Q3 FY24
Revenues	168.8	163.4	151.3	148.2	144.7
Services revenues	149.7	146.2	137.8	135.7	130.4
Gross margin	74%	75%	77%	76%	76%
Cash provided by operating activities*	60.1	34.7	63.7	50.8	56.1
Income from operations	45.8	45.9	42.4	37.0	32.4
Net income	36.6	34.7	34.7	31.8	26.6
Net income as a % of revenues	22%	21%	23%	21%	18%
Earnings per diluted share	0.42	0.40	0.40	0.37	0.31
Adjusted EBITDA	72.1	70.6	67.0	65.7	63.5
Adjusted EBITDA as a % of revenues	43%	43%	44%	44%	44%
(*) Q2FY25 cash provided by operating activities was negatively impacted by the payment of $25.0 million in contingent acquisition consideration for previously completed deals, which was not accrued for at the time of acquisition

Year-to-Date Financial Results
As described in more detail below, key financial highlights for Descartes’ nine-month period ended October 31, 2024 (9MFY25) included:
•	Revenues of $483.5 million, up 14% from $424.7 million in the same period a year ago (9MFY24);
•
Revenues were comprised of services revenues of $433.7 million (90% of total revenues), professional services and other revenues of $44.4 million (9% of total revenues) and license revenues of $5.4 million (1% of total revenues). Services revenues were up 13% from $385.3 million in 9MFY24;

Cash provided by operating activities of $158.5 million, up 1% from $156.9 million in 9MFY24.  Cash provided by operating activities was negatively impacted in 9MFY25 by the payment of $25.0 million in contingent acquisition consideration for previously completed deals, which was not accrued for at the time of acquisition;
•	Income from operations of $134.0 million, up 27% from $105.8 million in 9MFY24;

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved

•	Net income of $105.9 million, up 26% from $84.1 million in 9MFY24. Net income as a percentage of revenues was 22%, compared to 20% in 9MFY24;
•	Earnings per share on a diluted basis of $1.21, up 25% from $0.97 in 9MFY24; and
•	Adjusted EBITDA of $209.7 million, up 15% from $181.7 million in 9MFY24. Adjusted EBITDA as a percentage of revenues was 43%, consistent with 9MFY24.

The following table summarizes Descartes’ results in the categories specified below over 9MFY25 and 9MFY24 (unaudited, dollar amounts in millions):

	9MFY25	9MFY24
Revenues	483.5	424.7
Services revenues	433.7	385.3
Gross margin	75%	76%
Cash provided by operating activities *	158.5	156.9
Income from operations	134.0	105.8
Net income	105.9	84.1
Net income as a % of revenues	22%	20%
Earnings per diluted share	1.21	0.97
Adjusted EBITDA	209.7	181.7
Adjusted EBITDA as a % of revenues	43%	43%
(*) 9MFY25 cash provided by operating activities was negatively impacted by the payment of $25.0 million in contingent acquisition consideration for previously completed deals, which was not accrued for at the time of acquisition

Cash Position
At October 31, 2024, Descartes had $181.3 million in cash. Cash decreased by $71.4 million in Q3FY25 and $139.7 million in 9MFY25. The table set forth below provides a summary of cash flows for Q3FY25 and 9MFY25 in millions of dollars:

	Q3FY25	9MFY25
Cash provided by operating activities	60.1	158.5
Additions to property and equipment	(1.3)	(4.7)
Acquisitions of subsidiaries, net of cash acquired	(132.8)	(286.5)
Issuances of common shares, net of issuance costs	2.4	9.9
Payment of withholding taxes on net share settlements	-	(6.7)
Payment of contingent consideration	-	(9.2)
Effect of foreign exchange rate on cash	0.2	(1.0)
Net change in cash	(71.4)	(139.7)
Cash, beginning of period	252.7	321.0
Cash, end of period	181.3	181.3

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved

Acquisition of MyCarrierPortal
On September 17, 2024, Descartes acquired all of the shares of Assure Assist, Inc., doing business as MyCarrierPortal (“MCP”), a leading provider of carrier onboarding and risk monitoring solutions for the trucking industry. The purchase price for the acquisition was approximately $22.5 million, net of cash acquired, which was funded from cash on hand, plus potential performance-based consideration of up to $6.0 million based on MCP achieving revenue-based targets over the first two years post-acquisition.

Acquisition of Sellercloud
On October 11, 2024, Descartes acquired all of the shares of Sellercloud LLC and certain assets of Sellercloud Europe Ltd. (collectively referred to as “Sellercloud”), a leading provider of omnichannel ecommerce solutions. The purchase price for the acquisition was approximately $110.2 million, net of cash acquired, which was funded from cash on hand, plus potential performance-based consideration of up to $20.0 million based on Sellercloud achieving revenue-based targets over the first two years post-acquisition.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 5:30 p.m. ET on Tuesday, December 3, 2024. Designated numbers are +1 289 514 5100 and +1 800 717 1738 for Toll-Free in North America, using conference ID 07584.

The company will simultaneously conduct an audio webcast on the Descartes website at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast login is required approximately 10 minutes beforehand.

Replays of the conference call will be available until December 10, 2024, by dialing +1 289 819 1325 or Toll-Free for North America using +1 888 660 6264 with Playback Passcode: 07584#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.
About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, security and sustainability of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, track and help improve the safety, performance and compliance of delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world’s largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and X (Twitter).

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved

Descartes Investor Contact
Laurie McCauley
(519) 746-2969
investor@descartes.com
Cautionary Statement Regarding Forward-Looking Statements
This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' expectations concerning future revenues and earnings, and our projections for any future reductions in expenses or growth in margins and generation of cash; our assessment of the potential impact of geopolitical events, such as the ongoing conflict between Russia and Ukraine (the “Russia-Ukraine Conflict”), and between Israel and Hamas (“Israel-Hamas Conflict”), or other potentially catastrophic events, on our business, results of operations and financial condition; continued growth and acquisitions including our assessment of any increased opportunity for our products and services as a result of trends in the logistics and supply chain industries; rate of profitable growth and Adjusted EBITDA margin operating range; demand for Descartes' solutions; growth of Descartes' Global Logistics Network (“GLN”); customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing at levels generally consistent with those experienced historically; the Russia-Ukraine Conflict and Israel-Hamas Conflict not having a material negative impact on shipment volumes or on the demand for the products and services of Descartes by its customers and the ability of those customers to continue to pay for those products and services; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully identify and execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including as a result of contagious illness outbreaks; a deterioration of general economic conditions or instability in the financial markets accompanied by a decrease in spending by our customers; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved

that currently require customers to use services such as those offered by Descartes; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.
Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues
We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges, acquisition-related expenses, and contingent consideration incurred due to better-than-expected performance from acquisitions). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved

this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed seven acquisitions since the beginning of fiscal 2024 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q3FY25, Q2FY25, Q1FY25, Q4FY24, and Q3FY24, which we believe is the most directly comparable GAAP measure.

	Q3FY25	Q2FY25	Q1FY25	Q4FY24	Q3FY24
Net income, as reported on Consolidated Statements of Operations	36.6	34.7	34.7	31.8	26.6
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.2	0.2	0.3	0.3	0.3
Investment income	(2.9)	(2.7)	(4.1)	(3.4)	(2.7)
Income tax expense	11.9	13.6	11.5	8.3	8.2
Depreciation expense	1.4	1.4	1.4	1.4	1.5
Amortization of intangible assets	17.5	17.4	15.0	15.1	15.3
Stock-based compensation and related taxes	5.6	5.8	4.3	4.7	4.6
Other charges	1.8	0.2	3.9	7.5	9.7
Adjusted EBITDA	72.1	70.6	67.0	65.7	63.5

Revenues	168.8	163.4	151.3	148.2	144.7
Net income as % of revenues	22%	21%	23%	21%	18%
Adjusted EBITDA as % of revenues	43%	43%	44%	44%	44%

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for 9MFY25 and 9MFY24, which we believe is the most directly comparable GAAP measure.

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved

(US dollars in millions)	9MFY25	9MFY24
Net income, as reported on Consolidated Statements of Operations	105.9	84.1
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.8	1.0
Investment income	(9.7)	(6.3)
Income tax expense	37.0	27.0
Depreciation expense	4.1	4.1
Amortization of intangible assets	50.0	45.4
Stock-based compensation and related taxes	15.7	12.4
Other charges	5.9	14.0
Adjusted EBITDA	209.7	181.7

Revenues	483.5	424.7
Net income as % of revenues	22%	20%
Adjusted EBITDA as % of revenues	43%	43%

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	October 31,	January 31,
	2024	2024
ASSETS
CURRENT ASSETS
Cash	181,282	320,952
Accounts receivable (net)
Trade	54,326	51,569
Other	17,268	12,193
Prepaid expenses and other	40,743	33,468
	293,619	418,182
OTHER LONG-TERM ASSETS	24,560	24,737
PROPERTY AND EQUIPMENT, NET	12,048	11,552
RIGHT-OF-USE ASSETS	6,576	6,257
DEFERRED INCOME TAXES	3,184	2,097
INTANGIBLE ASSETS, NET	343,811	251,047
GOODWILL	935,440	760,413
	1,619,238	1,474,285
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	20,599	17,484
Accrued liabilities	78,205	91,824
Lease obligations	2,821	3,075
Income taxes payable	16,108	6,734
Deferred revenue	101,140	84,513
	218,873	203,630
LEASE OBLIGATIONS	4,121	3,903
DEFERRED REVENUE	1,215	1,464
INCOME TAXES PAYABLE	4,949	6,153
DEFERRED INCOME TAXES	33,817	21,101
	262,975	236,251

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 85,539,437 at October 31, 2024 (January 31, 2024 – 85,183,455)	564,793	551,164
Additional paid-in capital	498,787	494,701
Accumulated other comprehensive income (loss)	(33,978)	(28,586)
Retained earnings	326,661	220,755
	1,356,263	1,238,034
	1,619,238	1,474,285

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2024	2023	2024	2023

REVENUES	168,756	144,698	483,529	424,705
COST OF REVENUES	43,154	34,325	119,115	102,184
GROSS MARGIN	125,602	110,373	364,414	322,521
EXPENSES
Sales and marketing	19,134	17,209	55,636	51,583
Research and development	24,472	21,118	70,572	62,923
General and administrative	16,858	14,712	48,328	42,747
Other charges	1,830	9,679	5,898	14,067
Amortization of intangible assets	17,519	15,250	49,962	45,408
	79,813	77,968	230,396	216,728
INCOME FROM OPERATIONS	45,789	32,405	134,018	105,793
INTEREST EXPENSE	(244)	(343)	(760)	(1,020)
INVESTMENT INCOME	2,883	2,717	9,657	6,287
INCOME BEFORE INCOME TAXES	48,428	34,779	142,915	111,060
INCOME TAX EXPENSE (RECOVERY)
Current	18,310	10,334	42,105	30,207
Deferred	(6,440)	(2,157)	(5,096)	(3,218)
	11,870	8,177	37,009	26,989
NET INCOME	36,558	26,602	105,906	84,071
EARNINGS PER SHARE
Basic	0.43	0.31	1.24	0.99
Diluted	0.42	0.31	1.21	0.97
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	85,501	85,101	85,403	85,045
Diluted	87,342	86,791	87,231	86,772

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2024	2023	2024	2023
OPERATING ACTIVITIES
Net income	36,558	26,602	105,906	84,071
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,393	1,452	4,137	4,080
Amortization of intangible assets	17,519	15,250	49,962	45,408
Stock-based compensation expense	5,298	4,513	14,575	11,883
Other non-cash operating activities	(42)	(15)	(1)	57
Deferred tax expense (recovery)	(6,440)	(2,157)	(5,096)	(3,218)
Changes in operating assets and liabilities	5,860	10,405	(10,936)	14,635
Cash provided by operating activities	60,146	56,050	158,547	156,916
INVESTING ACTIVITIES
Additions to property and equipment	(1,313)	(1,462)	(4,653)	(4,845)
Acquisition of subsidiaries, net of cash acquired	(132,753)	-	(286,468)	(142,700)
Cash used in investing activities	(134,066)	(1,462)	(291,121)	(147,545)
FINANCING ACTIVITIES
Payment of debt issuance costs	(15)	-	(53)	(39)
Issuance of common shares for cash, net of issuance costs	2,373	447	9,887	6,468
Payment of withholding taxes on net share settlements	-	-	(6,745)	(4,886)
Payment of contingent consideration	-	-	(9,223)	(6,320)
Cash provided by (used in) financing activities	2,358	447	(6,134)	(4,777)
Effect of foreign exchange rate changes on cash	191	(2,835)	(962)	(1,370)
(Decrease) increase in cash	(71,371)	52,200	(139,670)	3,224
Cash, beginning of period	252,653	227,409	320,952	276,385
Cash, end of period	181,282	279,609	181,282	279,609

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved